UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005.

Commission File Number: 333-110071

                              APEX WEALTH ENTERPRISES LIMITED

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐          No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐          No ☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _________.

Apex Wealth Enterprises Limited Announces Departure of Director and Officer

On July 15, 2005, Wilson Cheung resigned as a director and as Chief Financial Officer and Secretary of the Company.  The resignation was not the result of any disagreement with the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APEX WEALTH ENTERPRISES LIMITED

By: /s/ Li Sze Tang, Chief Executive Officer and Chairman

Date: July 22, 2005

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